October 26, 2012

MOD-PAC Corp.
1801 Elmwood Avenue
Buffalo, NY 14207

Attn: Board of Directors	STRICTLY CONFIDENTIAL

Dear Sirs:

Daniel Keane and Kevin Keane and certain related parties (collectively the “Buyer Group”) are pleased to submit this non-binding proposal to acquire all outstanding shares of Common Stock and Class B Stock (the “Shares”) of MOD-PAC Corp. (the “Company”) not beneficially owned by the Buyer Group (the “Acquisition”).

We believe that our proposal of $7.20 in cash per share of the Company’s common stock provides a very attractive value to the Company’s shareholders. This price represents a premium of approximately 31% to the Company’s closing price on October 26, 2012 and a premium of approximately 57% to the volume-weighted average price during the last 30 trading days and a premium of 53% to the volume-weighted average price during the last 90 trading days. Our proposal also provides the shareholders with liquidity in a common stock that trades on average less than 5,000 shares per day, and certain value in cash during a highly volatile period in the equity markets.

We anticipate continuing to run the business in accordance with current practice, and retaining the Company’s senior management team and employee base.  The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below:

1.	Purchase Price: The Buyer Group is prepared to offer $7.20 per share, in cash, for the Shares not currently owned by the Buyer Group.

2.
Financing:  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing will be provided by the Buyer Group or its affiliated entities in the form of cash and/or rollover equity in the Company.  Debt financing will be provided by third party financial institutions.  We have held discussions with a variety of banks who have expressed interest in providing loans to finance the Acquisition.  We are confident that we will secure adequate financing to consummate the Acquisition.

3.
Due Diligence:  Our debt financing sources will be in a position to commence due diligence for the transaction immediately upon receiving confirmation of your willingness to proceed. Due to the familiarity of the Buyer Group with the Company, we intend to complete only limited, confirmatory due diligence.

4.
Definitive Agreement:  We are prepared to negotiate and finalize a definitive agreement (the “Definitive Agreements”) concurrently with our financing sources’ due diligence review.  This proposal is subject to execution of a Definitive Agreement, which will include provisions typical for transactions of this type.

5.
Confidentiality:  Until such time as we have executed a Definitive Agreement or terminated our discussions, we expect that all parties will proceed in a confidential manner, except as otherwise required by law.

6.
Stock to be Purchased:  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize the Board of Directors’ need to evaluate the proposed Acquisition independently before it can make a determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that in our capacity as stockholders we are interested only in acquiring the outstanding shares that the Buyer Group and their affiliates do not already own, and that in our capacity as stockholders the Buyer Group and their affiliates do not intend to sell their stake in the Company to a third party,  nor would we expect, in our capacity as stockholders, to vote in favor of any alternative sale, merger or similar transaction involving the Company other than the transaction outlined here.

7.
Advisors:  The Buyer Group has retained Schulte Roth & Zabel LLP (“Schulte”) as its legal counsel, and Daroth Capital Advisors LLC (“Daroth”) as its financial advisor in connection with this proposal and the Acquisition.

8.
No Binding Commitment.  This letter constitutes a preliminary indication of our interest, and does not constitute a binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of a Definitive Agreement, and then will be on the terms provided in such documentation.

We are prepared to proceed in an expeditious manner to consummate this offer and provide the shareholders with full and fair value.  Should you have any questions regarding this proposal, please contact Peter Rothschild of Daroth (212) 687-2761 or Peter Halasz of Schulte at (212) 756-2238.

Thank you in advance for your consideration of this matter.

Very truly yours,

/s/ Daniel G. Keane
Daniel G. Keane

/s/ Kevin T. Keane
Kevin T. Keane